09055967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Fund Services (USA) LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Renita Jacobs
My Commission Expires 10/23/2012

242 Trumbull Street
(No. and Street)

Hartford (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Chambers 312-525-7728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

0707-0845769

AB 3/20

OATH OR AFFIRMATION

I, Trevor Chambers, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining the firm of UBS Fund Services (USA) LLC, as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Trevor Chambers
Controller

Notary Public

"OFFICIAL SEAL"
Renitta Jacobs
Notary Public, State of Illinois
My Commission Expires 10/23/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Fund Services (USA) LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Members
UBS Fund Services (USA) LLC

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Fund Services (USA) LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 26, 2009

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	145,958
Prepaid expenses		37,660
FINRA deposits		1,097
Total assets	$	184,715
Liabilities and members' capital		
Liabilities:		
Accrued expenses	$	17,783
Total liabilities		17,783
Members' capital		166,932
Total liabilities and members' capital	$	184,715

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2008

Revenues	
Service fee income – URI	$ 96,000
Allocated registered representatives revenue – URI	1,005,292
Interest income	4,204
Total revenues	1,105,496
Expenses	
Allocated registered representatives costs – URI	1,005,292
Registration fees	46,819
Professional fees	35,566
General and administrative expenses	887
Total expenses	1,088,564
Net income	$ 16,932

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2008

	Member's Capital – URI	Member's Capital – ACQ	Total
Balance at December 31, 2007	$ 212,741	$ 2,149	$ 214,890
Net income	16,762	170	16,932
Dividend	(64,241)	(649)	(64,890)
Balance at December 31, 2008	$ 165,262	$ 1,670	$ 166,932

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities		
Net income	$	16,932
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in operating assets and liabilities:		
FINRA deposits		741
Prepaid expenses		(5,257)
Accrued expenses		(2,897)
Net cash provided by operating activities		9,519
Financing activities		
Dividend paid		(64,890)
Decrease in cash and cash equivalents		(55,371)
Cash and cash equivalents at beginning of year		201,329
Cash and cash equivalents at end of year	$	145,958

See accompanying notes.

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (the Company) was organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. The Company is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

UBS Realty Investors LLC (URI), a Massachusetts limited liability company, holds a 99% member interest in the Company. ARI Acquisition Corporation (ACQ), a Massachusetts corporation, holds the remaining 1% member interest. Net income is allocated to the members pro rata based on their percentage interest in the Company. URI and ACQ are both indirect, wholly owned subsidiaries of UBS AG. The Company has transactions and relationships with URI that materially impact its operating results and financial position (see Note 3).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include a demand deposit at a non-affiliated bank and an overnight interest-bearing deposit account with an affiliate of the Company.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes. As such, the Company is not subject to federal or state income taxes. Each member of the Company is required to report on its federal and state income tax returns its distributive share of the Company's income, gains, losses, deductions, and credits.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

Effective October 1, 1996, the Company entered into a Services Agreement (the Agreement) with URI to provide certain administrative, operating, and other support services to URI as needed for the distribution of private investment offerings to institutional investors for a fixed fee. All service fees included in the accompanying statement of operations were earned from URI under the Agreement.

In addition, the registered representatives of the Company (Representatives) are supervised persons of URI. Although the primary business activities of such individuals relate to the investment advisory activities of URI, URI and the Company have agreed that certain costs associated with these Representatives will be allocated to the Company. URI has also agreed to allocate revenues to the Company in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

4. Net Capital Requirements

The Company is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. Net capital totaled $122,189 at December 31, 2008, which was $117,189 in excess of required net capital. At December 31, 2008, the Company's percentage of aggregate indebtedness to net capital was 14.6%. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

Supplemental Information

UBS Fund Services (USA) LLC

Computation of Net Capital

December 31, 2008

Computation of net capital		
Members' capital	$	166,932
Less nonallowable assets		(44,743)
Net capital	$	122,189
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $17,783)	$	5,000
Excess net capital	$	117,189
Computation of aggregate indebtedness		
Accrued expenses	$	17,783
Total aggregate indebtedness	$	17,783
Percentage of aggregate indebtedness to net capital		14.6%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, unaudited FOCUS Part IIA filing.

UBS Fund Services (USA) LLC

Detail of Nonallowable Assets

December 31, 2008

Nonallowable assets:		
Overnight deposit with affiliate	$	5,986
Prepaid expenses		37,660
FINRA deposit		1,097
Total	$	44,743

UBS Fund Services (USA) LLC

Statement Regarding Rule 15c3-3

December 31, 2008

The activities of the Company are limited to those prescribed in subparagraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such rule.

Ernst & Young LLP

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Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(l)

The Members
UBS Fund Services (USA) LLC

In planning and performing our audit of the financial statements of UBS Fund Services (USA) LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008. For most of 2008, the Company held its cash deposits in an account at an affiliated bank. Per the interpretations of Rule 15c3-1(a)(2)(vi), cash deposits with an affiliated bank, except in limited circumstances, are considered a nonallowable asset. In its net capital calculations, the Company had incorrectly considered cash deposits with an affiliated bank to be an allowable asset. After considering such cash deposits to be a nonallowable asset, the Company was not in compliance with the minimum net capital requirements of the Rule for the period from October 29, 2007 to December 19, 2008. The largest net capital deficiency during this period was $37,602. The Company promptly notified its regulators of this matter and has amended and re-filed its unaudited FOCUS reports for the periods in which it was not in compliance. The Company has remediated this issue. This matter had no impact on the Company's financial condition, operations, or cash flows for the year ended December 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except as described in the previous paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2009

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

UBS Fund Services (USA) LLC
Year Ended December 31, 2008
With Report of Independent Registered
Public Accounting Firm